UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-36815

Ascendis Pharma A/S

(Translation of registrant’s name into English)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576, 333-254101, 333-261550, 333-270088, 333-277519, 333-281916, 333-285322 and 333-293854) and Form F-3 (Registration Numbers 333-209336 and 333-282196) of Ascendis Pharma A/S (the “Company” or “Ascendis”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On August 6, 2026, the Company provided updates across its achondroplasia programs.

Combination Therapy Update

(TransCon CNP + TransCon hGH; navepegritide + lonapegsomatropin)

Treatment with the combination of once-weekly TransCon CNP and once-weekly TransCon hGH continued to demonstrate durable growth in children with achondroplasia, with a mean annualized growth velocity (AGV) meeting or exceeding the 97th percentile of children of average stature, without compromising safety or tolerability at Week 78.

Highlights of the Topline Week 78 COACH Trial Results

•

Consistent with Week 26 and Week 52 results, mean AGV for children treated with combination therapy through Week 78 remained at or above the 97th percentile AGV of children of average stature, with changes over time following age-related growth patterns, and sustained increases in ACH-specific height Z-score, indicating a tripling of efficacy compared to TransCon CNP monotherapy.

•	For the TransCon CNP treatment-naïve cohort, mean AGV at Week 78 was 7.73 cm/year, with an increase in mean ACH-specific height Z-score of +1.29, increasing from 0.46 to 1.75 over 78 weeks.

•

For the TransCon CNP-experienced cohort (mean treatment duration with TransCon CNP of 2.56 years), mean AGV at Week 78 was 7.67 cm/year, with an improvement in mean ACH-specific height Z-score of +1.10, increasing from 1.28 to 2.38 over 78 weeks.

•	Children treated with combination therapy demonstrated continued improvements in body proportionality through Week 78, aligning with the increase in linear growth.

•

Safety and tolerability were consistent with those observed for TransCon CNP and TransCon hGH monotherapies. Combination therapy was generally well-tolerated, with a low incidence of injection site reactions and generally mild treatment-emergent adverse events (TEAEs).

•	To date, 100% of the 21 enrolled children completed 78 weeks of treatment and remain on therapy in the COACH Trial.

•	Additional data from Week 78 of COACH to be presented at an upcoming medical meeting.

COACH Trial Design

COACH is an ongoing prospective Phase 2 open-label trial to investigate the efficacy, safety, and tolerability of combined treatment with once-weekly TransCon CNP at 100 µg/kg/week and once-weekly TransCon hGH at a starting dose of 0.30 mg/kg/week (“combination therapy”) in children with achondroplasia aged 2 to 11 years. The trial included a cohort of TransCon CNP treatment-naïve children (N=12, mean age 5.26 years) and a cohort of previously TransCon CNP-treated children (N=9, mean age 8.32 years), who had received TransCon CNP (100 µg/kg/week) for a mean of 2.56 years in clinical trials. The trial population is representative of children with achondroplasia and the prior treatment benefits of TransCon CNP monotherapy.

Monotherapy Update

(TransCon CNP; navepegritide)

In completed and ongoing clinical trials of children with achondroplasia, treatment with once-weekly TransCon CNP monotherapy demonstrated durable improvements in height, as well as benefits beyond height, and a safety and tolerability profile similar to placebo, including a low rate of injection site reactions, consistent with the incidence rate reported in the FDA label.

•	Week 104 data from the pivotal ApproaCH Trial of TransCon CNP at 100 µg/kg once-weekly in children with achondroplasia aged 2 to 11 years demonstrated:

•

Durable improvements in height as measured by annualized growth velocity (AGV) and height Z-scores over 104 weeks for those randomized to TransCon CNP, and significant improvement for those switching from placebo to TransCon CNP at Week 52.

•

Benefits beyond height with TransCon CNP monotherapy, including improvements in lower limb alignment and body proportionality, as demonstrated by improved tibial-femoral angle and upper-to-lower body segment ratio, respectively, with durable treatment effect over 104 weeks for those randomized to TransCon CNP, and substantial improvement at Week 104 for those switching from placebo to TransCon CNP at Week 52.

•

Through two years of treatment, TransCon CNP was generally well-tolerated. Most adverse events in TransCon CNP-treated children were mild or moderate, with none leading to treatment discontinuation or withdrawal from the trial. There were no occurrences of symptomatic hypotension, and the overall rate of injection-site reactions, all of which were mild, was 0.35 per person-year of exposure.

•	Completed target enrollment for pivotal reACHin Trial, supporting planned regulatory filings for infants 0 to <2 years of age with achondroplasia.

•

To date, 96% of the 140 children enrolled in the AttaCH long-term open-label extension trial remain on TransCon CNP monotherapy, with up to nearly 6 years of treatment, or are in the ongoing COACH combination therapy trial.

•	The AttaCH Trial, following children to near-final adult height, continues to enroll children who complete TransCon CNP monotherapy trials (ACcomplisH, ApproaCH, teACH, and reACHin).

•	The ongoing pivotal reACHin Trial is evaluating the safety, tolerability, and efficacy of TransCon CNP in infants with achondroplasia (aged 0 to <2 years).

•	The ongoing pivotal teACH Trial is evaluating the safety, tolerability, and efficacy of TransCon CNP in adolescents with achondroplasia (aged 12 to <18 years).

•	In the European Union, a decision is anticipated in the fourth quarter of 2026 for the Marketing Authorisation Application for TransCon CNP as a monotherapy for children with achondroplasia.

YUVIWEL U.S. Launch Update through June 30, 2026

(navepegritide; developed as TransCon CNP)

•	More than 170 unique patient enrollments by approximately 90 prescribing healthcare providers, with more than 65% approved for reimbursement, through June 30, 2026.

•	All enrollments through this date reflect patients new to YUVIWEL therapy.

Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this report regarding Ascendis’ future operations, plans and objectives of management are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Examples of such statements include, but are not limited to, statements relating to (i) planned regulatory filings for infants 0 to <2 years of age with achondroplasia, (ii) the anticipated timing of a regulatory decision for the Marketing Authorisation Application for TransCon CNP as a monotherapy for children with achondroplasia, (iii) the potential benefits of TransCon CNP monotherapy and combination therapy with TransCon hGH, (iv) Ascendis’ clinical development activities, including the teACH, reACHin, and AttaCH trials, (v) Ascendis’ commercialization activities and efforts to provide access to YUVIWEL, and (vi) Ascendis’ ability to apply its TransCon technology platform to develop new therapies with best-in-class potential. Ascendis may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Ascendis makes, including, without limitation: dependence on third-party manufacturers, distributors, and service providers for Ascendis’ products and product candidates; risks related to regulatory review and approval, including the possibility of delays, requests for additional data or analyses, restrictions or limitations on use, approval with labeling that is more limited than expected, or failure to obtain approval in the United States, European Union, or other jurisdictions; clinical development risks, including that results from ongoing or future trials may not confirm earlier data; unforeseen safety or efficacy findings in development programs or on-market products; manufacturing, supply chain, quality, or logistics issues that could delay development or commercialization; unforeseen expenses related to commercialization of any approved Ascendis products; unforeseen research and development or selling, general and administrative expenses and other costs impacting Ascendis’ business generally; market acceptance, pricing, and reimbursement challenges, including payer coverage decisions and health technology assessments; competitive developments, including new or improved therapies; intellectual property protection, freedom-to-operate, and litigation risks; Ascendis’ ability to obtain additional funding, if needed, to support its business activities; cybersecurity, data privacy, and information technology disruptions; and the impact of international economic, political, legal, compliance, public health, and business factors, including tariffs, trade policies, currency fluctuations, and geopolitical events. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to Ascendis’ business in general, see Ascendis’ Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on February 11, 2026, and Ascendis’ other future reports filed with, or submitted to, the SEC. Forward-looking statements do not reflect the potential impact of any future licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments that Ascendis may enter into or make. Ascendis does not assume any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: August 6, 2026	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer